DORSEY

DORSEY & WHITNEY LLP

RECEIVED

2007 JUL 18 P 1:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025367

SUPPL

July 16, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Press releases filed on Sedar on the below stated date. There is no law mandating this filing, however, it is considered good corporate practice to file such documents.
  - July 12, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Jlw 7/19

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

RECEIVED
2007 JUL 18 P 1:29

Attention Business Editors:

Addax Petroleum announces oil and gas discoveries offshore Nigeria

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

Exploration drilling in OML137 yields two discoveries

CALGARY, July 12 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC and LSE:AXC) announced today the discovery of oil and gas in the Ofrima North structure and gas in the Udele West structure. Both structures are located in OML137, offshore Nigeria.

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "I am very pleased that the exploration focus we initiated last year has already started to produce positive results. So far in 2007 we have made three discoveries offshore Nigeria, including the Antan oil discovery in OML123, and achieved a perfect technical exploration success record. Appraisal and development planning is underway for all three discoveries. I am particularly excited at the potential demonstrated by our exploration results in OML137, including the potential for significant gas exports."

The Ofrima-2 exploration well, drilled on the Ofrima North structure, discovered a 140 feet gross oil bearing interval at a depth of approximately 7,000 feet subsea. Based on static pressure data measurements, the Corporation anticipates the presence of a light oil of approximately 39 degrees API, similar to the crude oil produced from the Okwori and Nda fields in the Corporation's adjacent OML126. In addition, the well encountered three gas bearing intervals with individual gross gas columns of 29, 43 and 158 feet at shallower and deeper depths relative to the oil bearing interval. The Ofrima-2 well was spudded on April 6, 2007 and suspended on May 31, 2007.

A second exploration well, Udele-2, was drilled on the Udele West structure immediately following the suspension of the Ofrima North discovery well. The Udele-2 well discovered seven gas bearing intervals with individual gross gas columns of between 41 and 113 feet, 542 feet in aggregate, at depths ranging from 2,700 to 5,900 feet subsea. The Udele-2 well was suspended on July 2, 2007.

Both wells were drilled using Saipem's Scarabeo-3 semi-submersible drilling rig in water depths of approximately 75 metres at Ofrima North and 170 metres at Udele West. Currently, the Scarabeo-3 is undertaking a well workover on the Okwori field and thereafter will go offsite for approximately three months for routine inspection before returning to OML126 and OML137. In anticipation of the Scarabeo-3 inspection, the Ofrima-2 and Udele-2 wells were suspended. The Corporation intends to re-enter each well to carry out flow tests over selected intervals when the Scarabeo-3 returns.

The Ofrima-2 well is located approximately 80 kilometers west of the Corporation's Okwori field and approximately 15 kilometers from the Agip operated Agbara field The Udele-2 well is located approximately 32 kilometers southeast of the Ofrima-2 well. OML137 lies approximately 50 kilometers from the planned Brass LNG terminal.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East.

Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 116,000 bbl/d for the first quarter of 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates; ultimate recovery of reserves; prices of oil and natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the ability to market and sell natural gas under its production sharing contracts; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary

statement.

For further information: Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934 8011, mac.penney@cossette.com; Mr. James Henderson, Press Relations, Tel.: +44 (0) 20 7743 6673, james.henderson@pelhampr.com,; Mr. Alisdair Haythornthwaite, Press Relations, Tel.: +44 (0) 20 7743 6676, alisdair.haythornthwaite@pelhampr.com

END